Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-4

BGC Group, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Debt	6.150% Senior Notes due 2030	(1)	Other	700,000,000		$700,000,000.00	0.0001531	$107,170.00

Total Offering Amounts:							$700,000,000.00		$107,170.00
Total Fees Previously Paid:
Total Fee Offsets:									$0.00
Net Fee Due:									$107,170.00

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Offering Note(s)

(1)	The maximum aggregate offering price represents the aggregate principal amount of BGC Group, Inc.’s 6.150% Senior Notes due 2030 to be offered in the exchange offer to which the registration statement relates.

The amount of registration fee is calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended.